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The Latin America Investment Fund, Inc.
466 Lexington Avenue
New York, New York 10017

                     LATIN AMERICA INVESTMENT FUND ANNOUNCES
                       PRELIMINARY RESULTS OF TENDER OFFER
             CORRECTED VERSION TO REFLECT NAV AND TENDER OFFER PRICE

For Immediate Release
October 31, 2000

Contact: Investor Relations
Credit Suisse Asset Management
1-800-293-1232 or 212-238-5674

NEW YORK--(BUSINESS WIRE)--October 31, 2000--The Latin America Investment Fund, Inc. (the "Fund") today announced the termination of its tender offer for up to 3,125,120 shares of common stock of the Fund. The offer was for cash at a price equal to 95% of the Fund's net asset value per share as determined at the close of Monday's regular trading on the New York Stock Exchange ("NYSE") upon the terms and conditions set forth in the Fund's Issuer Tender Offer Statement and the related Letter of Transmittal. The net asset value as of the close of trading on Monday, October 30, 2000 was $16.31 per share, and accordingly, the tender offer price is $15.49 per share. The deadline for participating in the offer was 5:00 P.M. Eastern Time on October 30, 2000. Approximately 4,558,000 shares of the Fund's common stock were tendered through the stated expiration date. Therefore, on a pro-rata basis, approximately 69% of the shares so tendered are expected to be accepted for payment. The final number of shares validly tendered and accepted pursuant to the tender offer will be announced at a later date.

The Fund is a non-diversified, closed-end investment company whose investment objective seeks long-term capital appreciation. The Fund is traded on the New York Stock Exchange under the trading symbol "LAM". The Fund's investment adviser is Credit Suisse Asset Management.

Any questions or requests for assistance with respect to the tender offer may be directed to Shareholder Communications Corporation, the Information Agent for the offer, toll free at (800) 498-2621.